November 22, 2010
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102
Re:	L&L Acquisition Corp. Registration Statement on Form S-1 File No. 333-168949
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Morgan Joseph LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Washington D.C. time, on November 23, 2010, or as soon thereafter as practicable.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: November 2, 2010

(ii)	Dates of distribution: November 2, 2010 — November 22, 2010

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: Approximately 500
The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,
/s/ Tina Pappas
Tina Pappas
Managing Director